                                                                    EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included as Exhibit 99.1 to our Current Report on Form 6-K dated March 22, 2004. Our consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. Note G to our consolidated financial statements provides a description of the principal differences between French GAAP and U.S. GAAP as they relate to our company, and reconciles our shareholders' equity and net income to U.S. GAAP as of and for each of the years ended December 31, 2001, 2002 and 2003. Unless otherwise indicated, the following discussion relates to our French GAAP financial information.

      The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Item 3 "Key Information -- Forward-Looking Statements" in our Annual Report on Form 20-F for the year ended December 31, 2002.

INTRODUCTORY NOTE RELATING TO OUR PROPOSED ACQUISITION OF AVENTIS

      If successful, our proposed acquisition of Aventis may have a significant impact on our results of operations and financial condition. If the offer is successful, we will issue a substantial number of new shares, and we will incur substantial indebtedness and be required to comply with financial covenants under our new credit agreement. In addition, the combination of our business with that of Aventis will impact trends in revenue growth, margins, financial expense, overall profitability and operating cash flow. As a result, trends evidenced by our historical financial statements and the discussion below may not be indicative of the future operating results or financial condition or future performance of the combined businesses of our company and Aventis.

      For further information on the terms and conditions of our proposed acquisition of Aventis, please refer to our Registration Statement on Form F-4 (file no. 333-112314).

OVERVIEW

      Over the last several years, our revenues have grown significantly. Our net sales in 2003 were E8,048 million, representing an increase of 8.1% compared to 2002, or an increase of 15.6% excluding the impact of changes in the scope of consolidation and exchange rates. Our 2002 net sales were 14.8% higher than our 2001 net sales, or 12.8% higher excluding the impact of changes in the scope of consolidation and exchange rates.

      Our growth has been driven principally by strong sales of our four leading products, Plavix(R), Aprovel(R), Stilnox(R) and Eloxatin(R), which together accounted for net sales of E2,110 million in 2001, E3,362 million in 2002 and E4,177 million in 2003. Between 2001 and 2002, a portion of our net sales growth was also due to our increased interest in the entity that markets Stilnox(R) in the United States.

      We have also improved our operating margins over the last three years. Operating profit represented 32.5% of our net sales in 2001, 35.1% in 2002 and 38.2% in 2003. The principal reasons for our improved operating margins have been:

      - strong growth in our top 10 products in 2003, which represented 67.3% of our net sales in 2003, compared to 61.4% in 2002, and 49.8% in 2001;

      - improved productivity from our sales teams, which we adapted to meet the needs of our various markets, including a substantial reinforcement in the United States for the launch of new products in the U.S. market (Eloxatin(R) and Uroxatral(R)) as well as our assumption of the responsibility for marketing Stilnox(R); and

      - our increased financial interest in operating profits resulting from sales of Stilnox(R) and Aprovel(R) in the United States.

      While we have improved our operating margins over the last few years, we have also maintained a significant research and development effort. In 2003, we had research and development expenses of E1,316 million, which represented an 8.0% increase over E1,218 million in 2002 (a 14.7% increase based on 2002 exchange rates), which itself represented an 18.1% increase over 2001. The 2003 figure represented 16.4% of our net sales.

      Our activities generate significant operating cash flow, which has historically been sufficient to fund our investment needs and to allow us to pay dividends. At the end of 2003, we had a net cash position of E3,010 million, including the value of treasury shares reserved for stock option plans. We do not anticipate needing cash resources other than those generated by our operations to fund our existing activities. However, if our proposed acquisition of Aventis is successful, we will incur substantial indebtedness in order to fund the cash portion of the consideration we are offering to pay for Aventis shares. In the future, we will need to use a portion of our operating cash flow to make debt service payments. For further information on the terms and conditions of our proposed acquisition of Aventis, please refer to our Registration Statement on Form F-4 (file no. 333-112314).

SOURCES OF REVENUES AND EXPENSES

      Revenues. Our principal source of revenues is the sale of pharmaceutical products. We sell these products directly, through alliances and through licensees throughout the world. When we sell products directly, we record sales revenues as part of our consolidated revenues. When we sell products through alliances, the revenues reflected in our consolidated financial statements are based on the overall level of sales of the products and on the arrangements governing those alliances. We describe our principal alliances below under "--Financial Presentation of Alliances." When we sell products through licensees, we receive royalty income that we record as a reduction in our cost of goods sold, as discussed further below.

      Cost of Goods Sold. Our cost of goods sold consists primarily of the cost of purchasing active ingredients and raw materials, labor and other costs relating to our manufacturing activities, packaging materials and distribution costs, as well as government charges that we are required to pay in some countries.

      Our cost of goods sold also includes our net royalties relating to license agreements for products. We have license agreements under which we distribute products that are patented by other companies and license agreements under which other companies distribute products that we have patented. When we pay royalties, we record them in cost of goods sold, and when we receive royalties, we record them as reductions in our cost of goods sold.

      Operating Profit. Our operating profit consists of gross profit less research and development costs, selling and general expenses and items that we record as "other operating income/(expense), net." We expense all of our research and development costs as incurred. Our "other operating income/(expense), net" relates primarily to profit sharing arrangements with partners under joint ventures and alliance agreements for the commercialization of products. The effects of these profit sharing arrangements are reflected in operating profit. See "--Financial Presentation of Alliances" below for a description of these arrangements. Amortization and depreciation of intangible assets is presented below operating income in our consolidated financial statements.

TREATMENT OF MILESTONE PAYMENTS UNDER LICENSING AGREEMENTS

      When we enter into a licensing agreement with respect to products under development, we frequently pay the patent owner an up-front payment and/or payments for reaching certain development milestones. If the product has not yet received regulatory approval, we record these


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payments as additions to our research and development expenses. If the product has already received regulatory approval or the payment is made upon receipt of regulatory approval, we record the payment as an addition to our intangible assets, which is amortized over the shorter of the useful life of the product and the duration of the relevant license.

PRESENTATION OF NET SALES

      In the discussion below, we present our net sales for each period, and we break down our net sales among various categories, such as by therapeutic class, product and geographical area. We refer to our historical sales as "reported" sales. In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported net sales:

      - Comparable Sales. When we refer to the change in our net sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in our group structure (due to acquisitions and divestitures of entities, rights to products as well as changes in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating net sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product. For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

            A reconciliation of our reported sales to our comparable sales is provided below in the results of operations sections for each year-on-year comparison.

      - Developed Sales. When we refer to "developed sales" of a product, we mean consolidated sales worldwide, excluding sales of products to our alliance partners, but including those that are made through our alliances but that are not included in our consolidated net sales (as described under "--Financial Presentation of Alliances" below). Our alliance partners provide us information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

            A reconciliation of our developed sales to our consolidated net sales is provided below in the results of operations sections for each year-on-year comparison.

IMPACT OF EXCHANGE RATES

      We report our consolidated financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the U.S. dollar and, to a lesser extent, Latin American, Asian and other European currencies. We experience these effects even though certain of these countries do not account for a large portion of our net sales. In 2003, we earned 23.8% of our revenues in the United States. A decrease in the value of the U.S. dollar against the euro, like that experienced during 2003, has a negative impact on our revenues, which is not offset by an equal reduction in our costs and therefore negatively impacts our operating profits. A decrease in the value of the U.S. dollar has a particularly significant impact on our operating margins, which are higher in the United States than elsewhere due mainly to the fact that we record operating profit, but only limited consolidated net sales, from sales of Plavix(R) and Aprovel(R) in the United States by alliance entities under the operational management of BMS.


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      As a general policy, we do not specifically hedge foreign currency net investments, but rather engage in various foreign currency transactions to reduce our exposure to the risks arising from fluctuations in exchange rates and to protect our operating margins. Hedging instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined in our annual forecast process.

FINANCIAL PRESENTATION OF ALLIANCES

      Our revenues, expenses and operating profits are affected significantly by the presentation of our alliances in our consolidated financial statements. We have a major alliance with Bristol-Myers Squibb that covers two of our four leading products, Aprovel(R) and Plavix(R). Additionally, until January 2004, we had a major alliance with Organon (a subsidiary of Akzo Nobel) for the development and marketing of Arixtra(R). We also have an alliance for Stilnox(R), one of our four leading products, in Japan and we had an alliance for Stilnox(R) in the United States until April 2002.

      THE BRISTOL-MYERS SQUIBB ALLIANCE

      The two products that are subject to the Bristol-Myers Squibb alliance, Aprovel(R) and Plavix(R), accounted for an aggregate of E1,128 million of consolidated net sales in 2001, E1,549 million of consolidated net sales in 2002 and E2,008 million of consolidated net sales in 2003. Total developed sales of the two products amounted to an aggregate of E2,957 million in 2001, E3,655 million in 2002 and E4,480 million in 2003.

      The proportion of developed sales of these products represented by our consolidated revenues from these products varies from year to year because differences in the marketing arrangements for these products from country to country impact the presentation of sales of these products. There are three principal marketing arrangements that are used:

      - Co-marketing. Under the co-marketing system, each company markets the products independently under its own brand names. We record our own sales and related costs in our consolidated financial statements.

      - Exclusive Marketing. Under the exclusive marketing system, one company has the exclusive right to market the products. We record our own sales and related costs in our consolidated financial statements.

      - Co-promotion. Under the co-promotion system, the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name. The accounting treatment of the co-promotion arrangement depends upon who has majority ownership and operational management in that territory, as discussed below.

      The alliance arrangements include two royalty streams that are applied on a worldwide basis (excluding Japan), regardless of the marketing system and regardless of which company has majority ownership and operational management:

      - Discovery Royalty. We earn a discovery royalty on all sales of Aprovel(R) and Plavix(R) regardless of the marketing system. The discovery royalty is reflected in our consolidated statement of income in our gross profit, which results in an increase in our gross margin.

      - Development Royalty. In addition to the discovery royalty, we and BMS are each entitled to a development royalty related to certain know-how and other intellectual property in connection with sales of Aprovel(R) and Plavix(R). Each legal entity that markets products pays a development royalty. We record development royalties paid to BMS in our consolidated


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            statement of income as an increase to our cost of goods sold in countries where we consolidate sales of the products. We record development royalties that we receive as a reduction to our cost of goods sold in countries where BMS consolidates sales of the products.

      In 2003, we received an aggregate of E501 million in royalties under the alliance arrangements, and we paid BMS an aggregate of E51 million in royalties under the alliance arrangements.

      Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world excluding Japan. In Japan, Aprovel(R) is under development through agreements between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals, and Plavix(R) is under development through an alliance between our company and Daiichi Pharmaceuticals Co., Ltd.

      Territory under our operational management. In the territory under our operational management, the marketing arrangements are as follows:

      - We use the co-promotion system for most of the countries of Western Europe for Aprovel(R) and Plavix(R) and for certain Asian countries for Plavix(R). We record 100% of all alliance revenues and expenses in our consolidated financial statements. We also record, as selling and general expenses, payments to BMS for the cost of BMS's personnel involved in the promotion of the products. BMS's share of the operating profit of the alliances is recorded as "other operating income/(expense), net" and thus is deducted from our operating profit.

      - We use the co-marketing system in Germany, Spain and Greece for both Aprovel(R) and Plavix(R) and in Italy for Aprovel(R).

      - We have the exclusive right to market Aprovel(R) and Plavix(R) in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel(R) in Asia (excluding Japan).

         Territory under BMS operational management. In the territory under BMS operational management, the marketing arrangements are as follows:

      - We use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS. There are different arrangements applicable to each of the two products in these countries:

            - Aprovel(R). With respect to Avapro(R) (the brand name used in the United States for Aprovel(R)), in October 2001, we entered into an agreement to increase our participation in the promotional activities and profitability of Aprovel(R) in the United States and we have made payments to BMS totalling $350 million under this agreement. We do not expect to make any further payments to BMS. In addition to our profit share recorded under "other operating income/(expense), net," we also receive payments from BMS for the cost incurred for our personnel in connection with the promotion of the product (which are deducted from our consolidated selling and general expenses).

            - Plavix(R). With respect to Plavix(R), we record our share of the alliance's operating profit under "other operating income/(expense), net," with the result that our operating profit is increased by this amount. We also record payments from BMS for the cost of our personnel in connection with the promotion of the product as a deduction from our selling and general expenses.


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
      - We use the co-marketing system in Brazil, Mexico, Argentina and Australia for Plavix(R) and Aprovel(R) and in Colombia for Plavix(R).

      - We have the exclusive right to market the products in certain other countries of Latin America.

      In countries where the products are marketed by BMS on a co-marketing basis, or through alliances under the operational management of BMS, we also earn revenues from the sale of the active ingredients for the products, which we record as sales in our consolidated statement of income.

      In March 2002, BMS began a program to reduce excess wholesaler inventories with respect to certain of the products that it markets, including Plavix(R) and Aprovel(R). As a result of the inventory workdown program, sales of these products in the United States were adversely affected in 2002, and as a consequence the amount we report as "developed sales," and our share of the operating profit of the alliance entities that market these products in the United States, were adversely affected in 2002. The impact of the inventory workdown program in 2002 is detailed under "Results of Operations--Year ended December 31, 2002 compared with year ended December 31, 2001." The impact of the inventory workdown program on U.S. sales of Plavix(R) and Aprovel(R) ended after the first quarter of 2003, explaining a part of the growth of our operating profits in 2003 compared to 2002.

      THE ARIXTRA(R) ALLIANCE WITH ORGANON

      Through January 2004, we had an alliance with Organon covering the development, manufacturing and commercialization of Arixtra(R) on a worldwide basis. We launched Arixtra(R) in the United States in February 2002 and began rolling it out in Europe in the second half of 2002. The treatment of the alliance varied by geographical region, as follows:

      - North America. In the United States, Mexico and Canada, Arixtra(R) was sold by entities that we jointly controlled with Organon. We consolidated the sales and related expenses of Arixtra(R) using the proportional consolidation method based upon our 50.0% ownership interest in the alliance.

      - Europe and Other Countries (excluding Japan). We had the exclusive right to market and sell Arixtra(R), and included 100% of our sales in these countries in our consolidated net sales. We paid a royalty to Organon based on sales of Arixtra(R), which recorded as cost of goods sold.

      In January 2004, we agreed to acquire all of Organon's interests relating to Arixtra(R) that were the subject of this joint venture, as well as Organon's interests relating to idraparinux sodium and other oligosaccharides. We now have full rights to market Arixtra(R) and other products worldwide and will make royalty payments to Organon based on future sales, under a licensing arrangement. We have launched the process of selling our interests in Arixtra(R) in order to respond to possible demands of competition authorities in connection with our proposed acquisition of Aventis.

      STILNOX(R) MARKETING ARRANGEMENTS

      The impact on our financial results of sales of Stilnox(R) has been significantly impacted by the treatment of two marketing arrangements for the product, one of which is in Japan and the other of which was in the United States until we acquired our partner's interest in the arrangement in April 2002. In 2001, 2002 and 2003, we recorded consolidated sales of Stilnox(R) of E786 million, E1,424 million and E1,345 million, respectively, compared to total developed sales of the product of E1,215 million, E1,455 million and E1,381 million, respectively.


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
      In Japan, we market Stilnox(R) (under the brand name Myslee(R)) through a joint venture with Fujisawa. Until the end of 2001, we fully consolidated the joint venture. Beginning in 2002, we recorded our 51% interest in the joint venture on the basis of the proportional consolidation method, pursuant to which we included our share of the revenues and expenses of the joint venture in the appropriate line items of our consolidated financial statements. The change occurred because we modified our contract with Fujisawa, as a result of which we no longer have exclusive control of the joint venture.

      In the United States, until April 16, 2002 we marketed Stilnox(R) (as well as Kerlone(R)) through Lorex Pharmaceuticals, a joint venture with Pharmacia. On April 16, 2002 we purchased Pharmacia's interest in Lorex Pharmaceuticals for E670 million. In December 2001 we signed an agreement with Pharmacia giving us exclusive control over Lorex Pharmaceuticals. As a result, we fully consolidated Lorex Pharmaceuticals beginning as of December 31, 2001, and we recorded Pharmacia's share of the net income of Lorex Pharmaceuticals from January 1, 2002 through April 15, 2002 as a minority interest.

      In 2001, we recorded our 49% interest in Lorex Pharmaceuticals on the basis of the proportional consolidation method. However, while our ownership in Lorex Pharmaceuticals was 49%, our entitlement to the operating profit of Lorex Pharmaceuticals was 47% in 2001. We recorded the difference between our proportionately consolidated revenues and operating expenses and our actual financial interest in the operating profits of the joint venture under "other operating income/(expense), net." We also recorded royalties that we received from Lorex Pharmaceuticals as a deduction from our cost of sales.

DIVESTITURES

      In 2001, we sold our custom chemicals subsidiary, Sylachim (effective for accounting purposes as of January 1, 2001), our two medical equipment businesses, Porges (effective as of January 1, 2001) and Ela Medical (effective as of May 1, 2001), and our direct shareholding in Laboratoires de Biologies Vegetale Yves Rocher (effective as of December 18, 2001). Total proceeds from these divestitures, excluding the repayment of inter-company loans, were E588 million.

      In 2001, the contribution to our consolidated net sales of Ela Medical was E39 million, or less than 1% of our consolidated net sales of E6,488 million for the same period. The direct shareholding in Laboratoires de Biologie Vegetale Yves Rocher was classified as an investment in a non-consolidated company.

ACQUISITIONS

       We did not make any significant acquisitions during 2003. On January 26, 2004, we announced our intention to acquire all of the outstanding shares of Aventis. This proposed acquisition is described in more detail in our Registration Statement on Form F-4 (file no. 333-112314).

RECENT DEVELOPMENTS

      The most significant recent development that could impact our results of operations and financial condition is our proposed acquisition of Aventis. In addition, we have initiated the process of divesting our interests in Arixtra(R) and Fraxiparine(R). See our Registration Statement on Form F-4 (file no. 333-112314).

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

      Developed Sales


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      Developed sales of our products were E10,560 million in 2003, representing a 10.2% increase over 2002. On a comparable basis, developed sales increased by 20.4% between 2002 and 2003. Plavix(R) and Aprovel(R) had combined developed sales of E4,480 in 2003, a 22.6% increase over 2002, or 36.2% on a comparable basis. Sales of these two products accounted for 42.4% of total developed sales of our products, compared to 38.1% in 2002. Developed sales in 2002 were impacted by Bristol-Myers Squibb's program to reduce inventory levels of Plavix(R) and Aprovel(R) at wholesalers in the United States.

      The following table reconciles our developed sales and our consolidated net sales for the year ended December 31, 2003:

(in millions of E)                                                                                        2003
                                                                                                        ------
Total Consolidated Net Sales                                                                             8,408
                                                                                                        ------
  Plavix(R) non-consolidated sales less product sales to Bristol-Myers Squibb                            1,900
  Aprovel(R) non-consolidated sales less product sales to Bristol-Myers Squibb                             572
  Stilnox(R) non-consolidated sales less product sales to Fujisawa                                          36
  Arixtra(R) non-consolidated sales                                                                          5
                                                                                                        ------
Total Developed Sales                                                                                   10,560
                                                                                                        ======

      The following table sets forth developed sales of Plavix(R) and Aprovel(R) in 2002 and 2003, broken down into our three geographic markets:

                                       Year Ended December 31,                % change
                                  ---------------------------------     ----------------------
                                    2002         2002        2003
                                  Reported    Comparable   Reported     Reported    Comparable
                                                        (E in millions)
Plavix(R)/Iscover(R)
   Europe(1)                           770         766       1,056       37.1%        37.9%
   United States                     1,565        1318       1,817       16.1%        37.9%
   Other Countries(1)                  252         221         352       39.7%        59.3%
                                    ------      ------      ------
                                     2,587       2,305       3,225       24.7%        39.9%
Aprovel(R)/Avapro(R)/Karvea(R)
   Europe(1)                           515         513         634       23.1%        23.6%
   United States                       373         313         407        9.1%        30.0%
   Other Countries(1)                  180         158         214       18.9%        35.4%
                                    ------      ------      ------
                                     1,068         984       1,255       17.5%        27.5%

Total two products                   3,655       3,289       4,480       22.6%        36.2%
                                    ------      ------      ------
Total developed sales                9,585       8,768      10,560       10.2%        20.4%
                                    ======      ======      ======

----------------
(1) In 2003, we included Slovenia under "Europe" whereas in previous years, these sales were included under "Other Countries." For comparison purposes, we have restated the 2002 figures to take into account this reallocation.

         Developed sales of Plavix(R) were E3,225 million in 2003, a 24.7% increase over developed sales of E2,587 million in 2002. In the United States, developed sales of Plavix(R) reached E1,817 million, an increase of 16.1%, or 37.9% on a comparable basis, adjusting for the impact of the weak dollar. Plavix(R) sales in the United States, which are included in the developed sales totals but are not reflected in our consolidated net sales, saw an increase in overall U.S. demand for Plavix(R) in 2003, with overall prescription volume increasing by 26.8% from 2002 to 2003 (based on IMS retail, mail order and long-term care data). Additionally, we estimate that Plavix(R) inventory levels were at approximately 1 month at the end of December 2003 following the end of the BMS wholesaler inventory workdown program. In addition, prices increased for the product in the United States. In Europe and in the Other Countries, developed sales of Plavix(R) increased by 37.1% and 39.7%, respectively, in 2003 compared to 2002.


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       Developed sales of Aprovel(R) were E1,255 million in 2003, a 17.5%
increase over developed sales of E1,068 million in 2002. In the United States, developed sales of Aprovel(R) reached E407 million, an increase of 9.1%, or 30.0% on a comparable basis, adjusting for the impact of the weak dollar. As with Plavix(R), U.S. sales of Aprovel(R) are not included in our consolidated net sales, although they are included in developed sales. During 2003, overall U.S. demand for Aprovel(R) was up, with a 14.9% increase in overall prescription volume from 2002 to 2003 (based on IMS retail, mail order and long-term care data). Favorable price movements in the United States also had a positive effect. Additionally, we estimate that Aprovel(R) inventory levels were at approximately 1 month at the end of December 2003 following the end of the BMS wholesaler inventory workdown program. In Europe and in the Other Countries, developed sales of Aprovel(R) increased by 23.1% and 18.9%, respectively, in 2003 compared to 2002.

       Net Sales

       We had total consolidated net sales of E8,048 million in 2003, an increase of 8.1% over net sales of E7,448 in 2002, or an increase of 15.6% on a comparable basis. Our net sales were negatively impacted by 7.2 percentage points due to currency effects, 4.0 percentage points of which was attributable to the weakness of the U.S. dollar compared to the euro, with the remainder due to the decrease in value of certain Latin American, Asian and other European currencies. Changes in the scope of consolidation had a negative impact of 0.3 percentage points, mostly attributable to the change in consolidation method to proportional consolidation (51%) for our joint venture with Fujisawa in Taiwan in May 2002.

       The following table sets forth a reconciliation between our reported sales for the year ended December 31, 2002 and our comparable sales for that year based on 2003 exchange rates and group structure:

                                                  YEAR ENDED DECEMBER 31, 2002
                                                       (in millions of E)
Reported                                                     7,448
                                                             -----
  Impact of change of group structure                         (24)
  Impact of exchange rate fluctuation                        (460)
                                                             -----
Comparable                                                   6,964
                                                             =====

      Markets. We divide our sales into three markets: Europe, the United States and Other Countries. The following table breaks down our 2002 and 2003 consolidated net sales by market.

                             Year Ended December 31,            % change
                         -------------------------------  ----------------------
                           2002       2002        2003
                         Reported  Comparable   Reported  Reported    Comparable
                         --------  ----------   --------  --------    ----------
                                           (E in millions)
Europe

    France (1)             1,584      1,580      1,646       3.9%         4.2%
    Germany                  634        630        667       5.2%         5.9%
    Italy                    444        443        478       7.7%         7.9%
    Other(2)               1,642      1,596      1,902      15.8%        19.2%
                           -----      -----      -----
        Total Europe(2)    4,304      4,249      4,693       9.0%        10.4%
United States              1,689      1,439      1,912      13.2%        32.9%
Other Countries(2)         1,455      1,276      1,443      (0.8%)       13.1%
                           -----      -----      -----
Total net sales            7,448      6,964      8,048       8.1%        15.6%
                           =====      =====      =====

-------------
(1) Includes French overseas territories (Guadeloupe, Martinique, Reunion and French Guyana).

(2) In 2003, we included Slovenia under "Europe" whereas in previous years, these sales were included under "Other Countries." For comparison purposes, we have restated the 2002 figures to take into account this reallocation.

      In Europe, we had consolidated net sales of E4,693 million, representing an increase of 9.0% on a reported basis (or 10.4% on a comparable basis). This growth was achieved despite health-care cost containment measures enacted during 2003 in France and Germany, our two biggest European markets. Europe represented 58.3% of our total consolidated net sales in 2003 compared to 57.8% in 2002.

      In the United States, our consolidated net sales reached E1,912 million, representing an increase of 13.2% on a reported basis, or 32.9% on a comparable basis. The difference between reported and comparable sales growth is principally due to the weakness of the U.S. dollar compared to the euro. Growth in the United States was principally driven by the success of Eloxatin(R), which had U.S. net sales of E460 million in 2003, more than quadruple 2002 U.S. net sales on a comparable basis and a 296.6% increase on a reported basis. In addition, U.S. sales of Stilnox(R) increased to E1,124 million in 2003, representing a decrease of 7.0% compared to 2002 on a reported basis (or growth of 10.6% on a comparable basis). The increase in U.S. sales of Stilnox(R) on a comparable basis was achieved despite a significant reduction in inventory levels compared to the end of 2002. The United States represented 23.8% of our total consolidated net sales in 2003 compared to 22.7% in 2002.

      In the other countries, our consolidated net sales reached E1,443 million, representing a slight decrease of 0.8% on a reported basis, but an increase of 13.1% on a comparable basis. The principal reason for the difference between reported and comparable growth is due to the weakness of certain Latin American and Asian currencies compared to the euro, as well as the change from full consolidation to proportional consolidation (51%) of our joint venture with Fujisawa in Taiwan. The other countries represented 17.9% of our total consolidated net sales in 2003 compared to 19.5% in 2002.

      Products. Our ten largest products had E5,420 million in total consolidated net sales in 2003, representing an increase of 18.5% over 2002. Sales of our top ten products represented approximately 67.3% of our total consolidated net sales in 2003, compared to 61.4% in 2002.

      The main reason for this growth was the strong performance of our four leading products, Plavix(R), Aprovel(R), Stilnox(R) and Eloxatin(R), which together had total net sales of E4,177 million, an increase of 24.2% over 2002 on a reported basis, or 34.9% on a comparable basis. Sales of our four leading products represented 51.9% of our total consolidated net sales compared to 45.1% in 2002.

      The following table breaks down our consolidated net sales by product.

                                                                 Year ended December 31,                % change
                                                            ---------------------------------    ----------------------
                                                              2002         2002        2003
                                                            Reported    Comparable   Reported    Reported    Comparable
                                                            --------    ----------   --------    --------    ----------
                                                                               (E in millions)
PRODUCT                   THERAPEUTIC AREA

Stilnox(R)                Central Nervous System              1,424        1,218       1,345      (5.5%)         10.4%
Plavix(R)                 Cardiovascular/Thrombosis             987          964       1,325      34.2%          37.4%
Eloxatin(R)               Oncology                              389          365         824     111.8%         125.8%
Aprovel(R)                Cardiovascular/Thrombosis             562          549         683      21.5%          24.4%
Fraxiparine(R)            Cardiovascular/Thrombosis             324          314         319      (1.5%)          1.6%
Depakine(R)               Central Nervous System                267          258         277       3.7%           7.4%
Xatral(R)                 Internal Medicine                     182          178         222      22.0%          24.7%
Cordarone(R)              Cardiovascular/Thrombosis             162          154         146      (9.9%)         (5.2%)
Solian(R)                 Central Nervous System                135          133         148       9.6%          11.3%
Tildiem(R)                Cardiovascular/Thrombosis             141          138         131      (7.1%)         (5.1%)
                                                              -----        -----       -----
Total of top 10 Products                                      4,572        4,271       5,420      18.5%          26.9%
                                                              -----        -----       -----
Others                                                        2,876        2,693       2,628      (8.6%)         (2.4%)
                                                              -----        -----       -----
Total consolidated net sales                                  7,448        6,964       8.048       8.1%          15.6%
                                                              =====        =====       =====

      Stilnox(R) was our largest product in terms of consolidated net sales. The difference between the 10.4% increase in sales of Stilnox(R) on a comparable basis and the 5.5% decline on a reported basis is due to the weakness of the dollar, as we realize a majority of Stilnox(R) sales in the United States (marketed under the brand name Ambien(R)). The growth in Stilnox(R) sales on a comparable basis included a reduction in inventory levels in the United States equivalent to an estimated 0.8 month's sales. In Japan, consolidated sales of Stilnox(R) (where it is marketed under the brand name Myslee(R)) reached E49 million, an increase of 16.7% on a reported basis and 28.9% on a comparable basis, making it the market leader in its therapeutic class in the Japanese market just three years after its launch (IMS data).

      Consolidated net sales of Plavix(R) were E1,325 million in 2003, an increase of 34.2% over 2002. The continued strong level of growth in Plavix(R) since its launch in 1998 comes from both Europe, where it was approved for health-care reimbursement in both Italy and Portugal in 2003, and the other countries. The difference between reported growth and comparable growth was relatively small, as U.S. sales are limited to sales of active ingredients to the alliance entities under the operational management of BMS.

      Consolidated net sales of Aprovel(R) were E683 million in 2003, an increase of 21.5% over 2002. Much of the growth was realized in Europe where Aprovel(R), in terms of sales, became the second product in its class, angiotensin II receptor antagonists, in Europe and first in France, Belgium, Greece and Switzerland (according to IMS data).

      Consolidated net sales of Eloxatin(R) were E824 million in 2003, an increase of 111.8% over 2002. This is principally a result of the strong growth in the U.S. market since its launch on August 30, 2002, with U.S. sales of E460 million in 2003. Outside the United States, Eloxatin(R) grew by 37.4% in Europe and 14.5% in the other countries.

      Consolidated net sales of Arixtra(R) reached E19 million, principally due to the limited nature of its currently approved indication. Our efforts to increase its approved indications are continuing as planned, and the approval of Arixtra(R) in the prevention of deep vein thrombosis after orthopedic surgery was obtained in both the United States and Europe in 2003.

      Consolidated net sales of Xatral(R) increased by 22.0%, as sales of the product were boosted by the continued success of the once-a-day formulation that was gradually launched in various countries in Europe in 2002.

      Among our other top 10 products, we recorded strong growth in sales of Solian(R), while sales of Tildiem(R) and Cordarone(R) declined due to generic competition. Sales of Fraxiparine(R) were relatively flat.

      Consolidated net sales of other products in our product portfolio decreased by 8.6% to E2,628 million in 2003, although they remained essentially stable on a comparable basis, declining by only 2.4%. The main reason for the difference between reported and comparable sales is due to currency effects. Excluding sales of Corotrope(R), which declined by 71.7% in 2003 due to the introduction of generics in the U.S. market in May 2002 following expiration of its patent, and Ticlid(R), which declined by 37.2% as it is gradually replaced with Plavix(R), the remaining products in our portfolio declined by 4.1% in 2003.

      Therapeutic Areas.

      The following table breaks down our consolidated net sales by therapeutic area:

                                                            Year Ended December 31,               % change
                                                      ----------------------------------     ----------------------
                                                        2002        2002          2003
                                                      Reported   Comparable     Reported     Reported    Comparable
                                                      --------   ----------     --------     --------    ----------


                                                                             (E in millions)
Therapeutic area:

 Cardiovascular/Thrombosis                              2,904        2,800        3,169         9.1%         13.2%
 Central Nervous System                                 2,409        2,162        2,319       (3.7%)          7.3%
 Internal Medicine                                      1,427        1,341        1,412       (1.1%)          5.3%
 Oncology                                                 404          378          871       115.6%        130.4%
                                                        -----        -----        -----
Total                                                   7,144        6,681        7,771
Other                                                     304          283          277       (8.9%)        (2.1%)
                                                        -----        -----        -----
Total consolidated net sales                            7,448        6,964        8,048         8.1%         15.6%
                                                        =====        =====        =====

      Cardiovascular/Thrombosis sales were E3,169 million in 2003, representing approximately 39.4% of our total consolidated net sales. The sales growth in this category reflects primarily the increase in sales of Plavix(R) and Aprovel(R), which offset the decline in sales of Ticlid(R) and Corotrope(R).

      Central Nervous System sales were E2,319 million in 2003, representing approximately 28.8% of our total consolidated net sales. The main reason for the difference between reported and comparable sales in this category is the impact of the weakness of the dollar compared to the euro on the sales of Stilnox(R) in the United States.

      Internal Medicine sales were E1,412 million in 2003, accounting for approximately 17.5% of our total consolidated net sales. The main reason for the difference between reported and comparable sales in this category is currency effects.

      Oncology sales were E871 million in 2003, representing approximately 10.8% of our total consolidated net sales. The robust growth in this category was mainly due to net sales of Eloxatin(R), which more than doubled in 2003.

      "Other" sales were E277 million in 2003, a decrease of 8.9% on a reported basis, or 2.1% on a comparable basis. The main reason for the difference is currency effects.

      Gross Profit

      Our gross profit was E6,620 million in 2003, an increase of 9.1% compared to 2002, and represented 82.3% of our total consolidated net sales in 2003, compared to 81.5% in 2002, which itself represented an 0.8 percentage point increase over 2001. Using 2002 exchange rates, our gross margin would have been 83.5% in 2003.

      This improvement in our gross margin is mainly due to improvements in our productivity and overall product mix, which we estimate accounted for a 0.9 percentage point increase, as well as increased royalty payments on sales of Plavix(R) and Aprovel(R), which we estimate accounted for a 0.3 percentage points increase. These gains were partially offset by the significant increase in the required contribution to be paid by pharmaceutical companies as part of healthcare reforms in Europe, notably in Germany, which we estimated accounted for a loss of 0.4 percentage points.

      Operating Profit

      Our operating profit was E3,075 million in 2003, representing a 17.6% increase compared to our operating profit in 2002 of E2,614 million. The weak U.S. dollar exchange rate against the euro had a negative impact on our operating profit, which would have increased by 34.4% over 2002 if exchange rates had remained constant. If net income arising from our hedging activities had been recognized at the operating level (rather than as financial income), operating profit would have increased by 19.4%.

      Operating profit in 2003 represented 38.2% of consolidated net sales, while in 2002 operating profit was 35.1% of consolidated net sales. This improvement in our operating margins was driven principally by:

      - continued strong sales of our top 10 products, including rapid growth of Eloxatin(R) and strong growth of Plavix(R) and Aprovel(R); and

      -     an overall increase in the productivity of our sales force.

      The following table breaks down our operating profit for 2002 and 2003 among its principal components.

                                                                            Year ended December 31
                                                                        2002                      2003
                                                                 ---------------------     ---------------------
                                                                 Amount     % of Sales     Amount     % of Sales
                                                                 ------     ----------     ------     ----------
                                                                                (E in millions)
Net sales                                                          7,448       100.0%        8,048       100.0%
Cost of goods sold                                                (1,378)      (18.5%)      (1,428)      (17.7%)
                                                                 -------      -------      -------      -------
Gross profit                                                       6,070        81.5%        6,620        82.3%
Research and development expenses                                 (1,218)      (16.4%)      (1,316)      (16.4%)
Selling and general expenses                                      (2,428)      (32.6%)      (2,477)      (30.8%)
Other operating income/(expense), net                                190         2.6%          248         3.1%
                                                                 -------      -------      -------      -------
Operating profit                                                   2,614        35.1%        3,075        38.2%
                                                                 =======      =======      =======      =======

      Research and development expenses increased to E1,316 million in 2003, representing 16.4% of our total consolidated net sales, and an 8.0% increase over 2002. Using 2002 exchange rates, the increase in our research and development expenses would have been 14.7%. The increase in spending was principally due to clinical trials that are underway both for new indications for products that are already on the market, such as Plavix(R), Aprovel(R), Eloxatin(R), Xatral(R) and Arixtra(R), as well as for new products in development, such as rimonabant, dronedarone, idraparinux sodium, xaliprodene and tirapazamine, and the new sustained release formulation of Stilnox(R), zolpidem MR, among others.

      Selling and general expenses were E2,477 million in 2003, representing 30.8% of our total consolidated net sales, and a 2.0 % increase over 2002. Using 2002 exchange rates, our selling and general expenses would have increased by 9.2%. The increase is principally the result of our continued efforts to improve our commercial and marketing efforts in all of our geographic markets, which included:

      - the incurrence of significant costs relating to establishing the U.S. in connection with the launch of Xatral(R) in the United States in November 2003 (where it is marketed under the name UroXatral(R)); and

      -     ongoing investments in our European marketing efforts.

      Our "other operating income/(expense), net" was E248 million (or 3.1% of our net sales) in 2003, a 30.5% increase over E190 million in 2002. Using 2002 exchange rates, our "other operating income" would have increased by 71.1%. As discussed above, this item reflects operating profits of our alliances to which we are entitled or to which our partners are entitled, and is tied to an alliance with BMS. In 2003, our profit share from sales of Plavix(R) and Aprovel(R) by our alliance entity under the operational management of BMS, mainly in North America, were E436 million, compared to E348 million in 2002, with the increase reflecting in part the end of the BMS inventory workdown program. We paid to BMS profit shares from sales of these products under our operational management of E173 million in 2003, compared to E142 million in 2002.

      The following table breaks down our 2002 and 2003 operating profit by geographical market.

                                               Year Ended December 31,
                                            2002         2003       % change
                                           ------       ------      --------
                                                   (E in millions)
Europe                                      1,633        1,874        14.8%
United States                               1,781        2,025        13.7%
Other Countries                               522          561         7.5%
Unallocated costs(1)                       (1,322)      (1,385)        4.8%
                                           ------       ------
Total operating profit                      2,614        3,075        17.6%
                                           ======       ======

--------------
(1) Unallocated costs consists mainly of a portion of our research and development expenses and of our corporate expenses.

      We experienced growth in our operating profit in all three of our geographical segments, although, growth in the United States was negatively impacted by the weakness of the dollar compared to the euro. Despite this unfavorable currency effect, the United States still accounted for 45.4% of our operating profit excluding unallocated costs compared to 45.2% in 2002. The increase in the United States was due principally to rapid growth in sales of Eloxatin(R), sales of Stilnox(R) and an increase in operating profit from Plavix(R) and Aprovel(R).

      Unallocated costs increased by 4.8 % in 2003 over 2002 principally as a result of the increase in our research and development expenses.

      Amortization and Impairment of Intangibles

      Our amortization and impairment of intangibles remained stable at E129 million in 2003, the same amount as in 2002. The increase in amortization due to the repurchase of full rights to Lorex Pharmaceuticals joint venture from Pharmacia in April 2002 was offset by the weakness of the dollar compared to the euro.

      Net Financial Income/(Expense)

      Net financial income/(expense) increased from E85 million in 2002 to E155 million in 2003. This increase is principally due to a net foreign exchange gain of E103 million (compared to only E48 million in 2002) and by the reversal of a E2 million impairment provision against treasury shares held in connection with our stock option plans (compared to an increase of E46 million in the provision in 2002). These gains were only partially offset by a reduction in our invested cash position due to the share buyback program initiated in 2002, coupled with lower interest rates (which decreased on the average by 1 percentage point).

      Exceptional Income

      Exceptional income increased from E10 million in 2002 to E24 million in 2003. This increase is principally due to an additional payment received from the purchaser in connection with our divestiture of Sylachim in 2001.

      Income Taxes

      Income taxes increased by E312 million, from E746 million in 2002 to E1,058 million in 2003. Our effective tax rate was 33.9% in 2003 compared to 28.9% in 2002. The increase was principally attributable to an increase in consolidated sales in the United States (due to strong sales of our leading products), as well as the establishment of provisions relating to tax audits in certain countries. The increase is also attributable to the fact that our 2002 rate was particularly low due to the release of tax provisions of E53 million and the fact that we consolidated all of the operating profit of the Lorex joint venture, while we paid tax only on our profit share through our acquisition of Pharmacia's share in April 2002.

      Minority Interests

      Income attributable to minority interests was E3 million in 2003 compared to E87 million in 2002. In 2002, income attributable to minority interests represented primarily Pharmacia's share of the profits of the Lorex joint venture from January 1, 2002 through April 16, 2002.

      Net Income

      As a result of the foregoing, our net income increased 18.0% from E1,759 million in 2002 to E2,076 million in 2003. Using 2002 exchange rates, the increase would have been 31.6%. Net income per share in 2003 was E2.95 per share compared to E2.42 per share in 2002, or a 21.9% increase. The difference between the rate of growth in net income and in earnings per share is principally due to the share buyback program initiated in 2002, which decreased the number of outstanding shares.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

      Developed Sales

      Developed sales of our products were E9,585 million in 2002, representing a 9.6% increase over 2001. On a comparable basis, developed sales increased by 14.5% between 2001 and 2002. Two of our four leading products, Plavix(R) and Aprovel(R) had combined developed sales of E3,655 in 2002, a 23.6% increase over 2001, or 28.0% on a comparable basis. Sales of these two products accounted for 38.1% of total developed sales of our products, compared to 33.8% in 2001. Developed sales were impacted by Bristol-Myers Squibb's program to reduce inventory levels of Plavix(R) and Aprovel(R) at wholesalers in the United States, beginning in March 2002.

      The following table reconciles our developed sales and our consolidated net sales for the year ended December 31, 2002:

(in millions of E)                                                                                           2002
                                                                                                            -----
Total Consolidated Net Sales                                                                                7,448
                                                                                                            -----
Plavix(R) non-consolidated sales less product sales to Bristol-Myers Squibb                                 1,600
Aprovel(R) non-consolidated sales less product sales to Bristol-Myers Squibb                                  506
Stilnox(R) non-consolidated sales less product sales to Fujisawa                                               31
Arixtra(R) non-consolidated sales                                                                               0
                                                                                                            -----
Total Developed Sales                                                                                       9,585
                                                                                                            =====


      The following table sets forth developed sales of two of our leading products broken down into our three geographic markets:

                                                Year Ended December 31,                      % change
                                      ---------------------------------------         -------------------------
                                         2001           2001          2002
                                      Reported      Comparable     Reported(1)        Reported       Comparable
                                                               (E in millions)
Plavix(R)/Iscover(R)
   Europe                                 520            531            754             45.0%           42.0%
   United States                        1,333          1,270          1,565             17.4%           23.2%
   Other Countries                        180            156            268             48.9%           71.8%
                                        -----          -----          -----
                                        2,033          1,957          2,587             27.3%           32.2%
Aprovel(R)/Avapro(R)/Karvea(R)
   Europe                                 388            397            512             32.0%           29.0%
   United States                          392            374            373             (4.8%)          (0.3%)
   Other Countries                        144            127            183             27.1%           44.1%
                                        -----          -----          -----
                                          924            898          1,068             15.6%           18.9%

Total Plavix(R) and Aprovel(R)          2,957          2,855          3,655             23.6%           28.0%
                                        -----          -----          -----
Total developed sales                   8,746          8,368          9,585              9.6%           14.5%
                                        =====          =====          =====

----------
(1) Reported sales for 2002 are based on the geographical classifications that we used in 2002. As a result, reported figures above do not correspond to the reported figures in the tables comparing sales in 2002 and 2003.

      Developed sales of Plavix(R) were E2,587 million in 2002, a 27.3% increase over developed sales of E2,033 million in 2001. In the United States, developed sales of Plavix(R) were E1,565 million, a 17.4% increase over 2001, or 23.2% on a comparable basis, adjusting for the impact of the dollar. Plavix(R) sales in the United States, which are included in the developed sales totals but are not reflected in our consolidated net sales, were impacted by the BMS inventory workdown program. In addition, sales at the end of 2002 benefited from orders from wholesalers, which anticipated a price increase in early 2003. Overall United States demand for Plavix(R) increased in 2002 with a 35% increase in overall prescription volume from 2001 to 2002 (based on IMS retail and mail-order data). In addition, prices increased for the product in the United States. In Europe and in Other Countries, developed sales of Plavix(R) increased by 45.8% in 2002 compared to 2001.

      Developed sales of Aprovel(R) were E1,068 million in 2002, a 15.6% increase over the 2001 figure of E924 million. In the United States, developed sales were E373 million, a decrease of 4.8% compared to 2001, or 0.3% on a comparable basis, adjusting for the impact of the dollar. As with Plavix(R), U.S. sales of Aprovel(R) are not included in our consolidated net sales, although they are included in developed sales. Notwithstanding the decrease in the United States, which was due to the BMS inventory workdown program, overall demand for Aprovel(R) was up, with a 13% increase in overall prescription volume from 2001 to 2002 (based on IMS retail and mail-order data). Favorable price movements in the United States also had a positive effect. In Europe and in Other Countries, developed sales of Aprovel(R) increased by 30.6% in 2002 compared to 2001.

      Net Sales

      Our net sales in 2002 were E7,448 million, representing a 14.8% increase compared to net sales of E6,488 million in 2001. On a comparable basis, our net sales increased by 12.8% from 2001 to 2002, after taking into account the impact of changes in the scope of consolidation and currency exchange rate fluctuations.

      The following table sets forth a reconciliation between our reported sales for the year ended December 31, 2001 and our comparable sales for that year based on 2002 exchange rates and group structure:

                                               YEAR ENDED DECEMBER 31, 2001
                                                    (in millions of E)
Reported                                                      6,488
                                                              -----
  Impact of change of group structure                           252
  Impact of exchange rate fluctuation                          (135)
                                                              -----
Comparable                                                    6,605
                                                              =====

      Changes in the scope of consolidation, which increased sales by 4.5 percentage points, are principally related to our switch from the proportional consolidation method (49%) to 100% consolidation of the Lorex Pharmaceuticals joint venture (following our acquisition of exclusive control over the joint venture), which was partially offset by the switch to the proportional consolidation method (51%) for our joint venture with Fujisawa in Japan, as well as the deconsolidation of Ela Medical beginning in May 2001.

      Currency exchange rate fluctuations reduced sales by approximately 2.5 percentage points. The decline of the U.S. dollar against the euro represented
0.8 percentage point of the decrease, 0.5 percentage point was due to the decline of the Japanese yen against the euro and 1 percentage point was due to currency devaluations in Latin America.

      Markets. We divide our sales into three markets: Europe, the United States and Other Countries. The following table breaks down our 2001 and 2002 consolidated net sales by market.


                                    Year Ended December 31,                    % change
                            -----------------------------------------    -------------------------
                              2001            2001          2002
                            Reported      Comparable     Reported(2)     Reported       Comparable
                            --------      ----------     -----------     --------       ----------
                                                      (E in millions)
Europe
    France(1)                 1,487          1,466          1,584           6.5%            8.0%
    Germany                     596            592            634           6.4%            7.1%
    Italy                       433            428            444           2.5%            3.7%
    Other                     1,361          1,357          1,635          20.1%           20.5%
                              -----          -----          -----
        Total Europe          3,877          3,843          4,297          10.8%           11.8%
United States                 1,098          1,437          1,689          53.8%           17.5%
Other Countries               1,513          1,325          1,462          (3.4%)          10.3%
                              -----          -----          -----
Total net sales               6,488          6,605          7,448          14.8%           12.8%
                              =====          =====          =====


----------
(1) Includes French overseas territories (Guadeloupe, Martinique, Reunion and French Guyana).


(2) Reported sales for 2002 are based on the geographical classifications that we used in 2002. As a result, reported figures above do not correspond to the reported figures in the tables comparing sales in 2002 and 2003.

      Our 2002 net sales in Europe were E4,297 million, an increase of 10.8% over 2001. The healthy growth in Europe in 2002 was despite the implementation of health-care cost containment measures in Germany and Italy in 2002. Europe represented approximately 57.7% of our total consolidated net sales in 2002, compared to 59.8% in 2001.

      In Europe, we recorded strong sales growth despite the impact of new cost containment measures implemented by the governments in Germany and Italy. Outside of our three largest countries, France, Germany and Italy, our sales growth was uniformly strong, with the largest growth recorded in Spain, Belgium, Hungary, Greece and Turkey, each of which experienced growth of more than 20%. In Spain, where we recorded E358 million of sales in 2002, growth in sales of Plavix(R), Aprovel(R) and Eloxatin(R) offset the loss of patent protection for Stilnox(R).

      In the United States, we had E1,689 million of consolidated net sales in 2002, representing a 53.8% increase over 2001. The difference between reported growth and comparable growth in the United States reflects primarily the inclusion of 100% of the sales of Stilnox(R) in the United States beginning in 2002. The launch of Eloxatin(R) in the United States in August 2002 resulted in U.S. sales of the product of E116 million in 2002, helping to offset declining sales of Corotrope(R) (sold under the brand name Primacor(R)), which began to face competition from generics in 2002. Our strong reported U.S. sales growth is despite the weakening of the U.S. dollar against the euro. The United States represented approximately 22.7% of our total consolidated net sales in 2002 compared to 16.9% in 2001.

      Outside the United States and Europe, we recorded E1,462 million of sales, representing a 3.4% decrease compared to 2001, but a 10.3% increase on a comparable basis. The reason for the difference between reported and comparable sales is mainly due to the switch from 100% consolidation of our joint venture with Fujisawa to 51% proportional consolidation, as well as the weakness of the Japanese yen and certain Latin American currencies. Our growing presence in Asia helped offset the effects of the continued economic crisis in Latin America. The Other Countries represented 19.6% of our total consolidated net sales in 2002, compared to 23.3% in 2001.

      Products. Our ten largest products had E4,575 million in total consolidated net sales in 2002, representing an increase of 37.9% over 2001. Sales of our top ten products represented approximately 61.4% of our total consolidated net sales in 2002, compared to approximately 51.1% in 2001.

      The main reason for this growth was the strong performance of our four leading products, Plavix(R), Aprovel(R), Stilnox(R) and Eloxatin(R), which together had total net sales of E3,362 million, an increase of 59.3% over 2001 on a reported basis, or 37.5% on a comparable basis. Sales of our four leading products represented 45.1% of our total consolidated net sales compared to 32.5% in 2001 on a reported basis.

      The following table breaks down our consolidated net sales by product.

                                                                      Year ended December 31,                     % change(1)
                                                             ----------------------------------------     ----------------------
                                                               2001             2001          2002
                                                             Reported        Comparable      Reported     Reported    Comparable
                                                             --------        ----------      --------     --------    ----------
                                                                                         (E in millions)
PRODUCT                     THERAPEUTIC AREA

Stilnox(R)                  Central Nervous System                786           1,135           1,424         81.3%      25.5%
Plavix(R)                   Cardiovascular/Thrombosis             705             697             987         39.8%      41.5%
Aprovel(R)                  Cardiovascular/Thrombosis             423             419             562         32.8%      34.0%
Eloxatin(R)                 Oncology                              196             194             389         99.2%     101.3%
Fraxiparine(R)              Cardiovascular/Thrombosis             297             294             324          8.9%      10.1%
Depakine(R)                 Central Nervous System                243             240             267          9.8%      11.0%
Xatral(R)                   Internal Medicine                     148             147             182         23.1%      24.3%
Cordarone(R)                Cardiovascular/Thrombosis             162             157             162         (0.1%)      3.1%
Tildiem(R)                  Cardiovascular/Thrombosis             152             151             141         (7.4%)     (6.9%)
Ticlid(R)                   Cardiovascular/Thrombosis             205             205             137        (33.2%)    (33.2%)
Total of top 10 Products                                        3,317           3,639           4,575         37.9%      25.7%
                                                               ------           -----           -----
Others                                                          3,171           2,966           2,873         (9.4%)     (3.1%)
                                                               ------           -----           -----
Total consolidated net sales                                    6,488           6,605           7,448         14.8%      12.8%
                                                               ======           =====           =====


----------
(1) These percentages are calculated on the basis of figures that have not been rounded.

      Stilnox(R) was our largest product in terms of consolidated net sales and our second fastest growing product (on a comparable basis it was our fourth fastest growing product). The difference between reported growth of Stilnox(R) (81.3%) and comparable growth (25.5%) is principally the result of consolidation of 100% of sales of Stilnox(R) in the United States in connection with our repurchase of Lorex Pharmaceuticals joint venture in 2002.

      Consolidated net sales of Plavix(R) were E987 million in 2002, an increase of 39.8% over 2001. The continued strong level of growth in Plavix(R) is due to the approval of a new indication in 2002, as the product was approved in Europe and the United States for the treatment of acute coronary syndrome. In addition, Plavix (R) was included on a list of recommended cardiologic therapies both in Europe and the United States.

      Consolidated net sales of Aprovel(R) were E562 million in 2002, an increase of 32.8% over 2001. Much of the growth was realized in Europe where Aprovel(R) became the second product in its class, angiotensin II receptor antagonists, in terms of sales (according to IMS data).

      Consolidated net sales of Eloxatin(R) were E389 million, an increase of 99.2% over 2001. This strong growth is principally a result of the launch of Eloxatin(R) in the U.S. market in August 30, 2002, as well as overall growth in Europe and Other Countries.

      Consolidated net sales of Xatral(R) increased by 23.1%, as sales of the product were boosted by the early success of the once-a-day formulation that was gradually launched in various countries in Europe in 2002.

      Among our other top 10 products, we recorded strong growth in sales of Fraxiparine(R) and Depakine(R). Sales of Ticlid(R) declined due to migration to sales of Plavix(R).

      Consolidated net sales of other products in our product portfolio decreased by 9.4% to E2,873 million in 2002, although they remained essentially stable on a comparable basis, declining by only

3.1%. The main reason for the difference between reported and comparable sales is the deconsolidation of Ela Medical in May 2001, and the switch to the proportional consolidation method (51%) for our joint venture with Fujisawa in Japan.

      For our other pharmaceuticals, Corotrope(R) sales were adversely affected by the expiration of the product's patent in the United States. The decline in sales of Dogmatil(R), and the difference between recorded and comparable sales of Dogmatil(R), resulted from the switch to the proportional consolidation method (51%) for our joint venture with Fujisawa in Japan, while the consolidation of sales of Kerlone(R) in the United States (through the Lorex Pharmaceuticals joint venture) offset the impact of the weakening of the U.S. dollar and the Japanese Yen.

      Consolidated net sales of Arixtra(R) were E9.1 million, due to slower penetration than expected in its narrowly defined initial indication. Our program to enlarge its approved indications is progressing, with the filing at the end of 2002 of an application to approve its use in the long-term preventive treatment of venous thrombo-embolic (or VTE) events following orthopedic surgery.

      Therapeutic Areas.

      The following table breaks down our consolidated net sales by therapeutic area:

                                            Year Ended December 31,                     % change
                                    --------------------------------------      -----------------------
                                      2001           2001           2002
                                    Reported      Comparable      Reported      Reported        Comparable
                                    --------      ----------      --------      --------        ----------
                                                                         (E in millions)
Therapeutic area:

 Cardiovascular/Thrombosis            2,625          2,583          2,904          10.6%           12.4%
 Central Nervous System               1,810          2,087          2,409          33.1%           15.4%
 Internal Medicine                    1,465          1,399          1,427          (2.6%)           2.0%
 Oncology                               208            206            404          94.2%           96.1%
                                      -----          -----          -----
  Total                               6,108          6,275          7,144          17.0%           13.8%
Other                                   380            330            304          (20.0%)         (7.9%)
                                      -----          -----          -----
Total consolidated net sales          6,488          6,605          7,448          14.8%           12.8%
                                      =====          =====          =====

      Cardiovascular/Thrombosis sales were E2,904 million in 2002, representing approximately 39.0% of our total consolidated net sales. The sales growth in this category reflects primarily the increase in sales of Plavix(R) and Aprovel(R), which offset the decline in sales of Ticlid(R) and Corotrope(R).

      Central Nervous System sales were E2,409 million in 2002, representing approximately 32.3% of our total consolidated net sales. The main reason for the difference between reported and comparable sales in this category is the consolidation of 100% of the sales of Stilnox(R) in the United States in 2002.

      Internal Medicine sales were E1,427 in 2002, accounting for approximately 19.2% of our total consolidated net sales in 2002. The slight decline in sales in this category was principally a result of the switch to the proportional consolidation method (51%) for our joint venture with Fujisawa in Japan.

      Oncology sales were E404 million in 2002, representing approximately 5.4% of our total consolidated net sales. The robust growth in this category was mainly due to the nearly doubling in sales of Eloxatin(R) in 2002.

      "Other" sales were E304 million in 2002, a decrease of 20.0% on a reported basis, or 7.9% on a comparable basis. The main reason for the difference is the deconsolidation of Ela Medical in May 2001.

      Gross Profit

      Our gross profit was E6,070 million in 2002, an increase of 15.9% compared to 2001, and represented 81.5% of our total consolidated net sales in 2002, compared to 80.7% in 2001. Using 2001 exchange rates, our gross margin would have been 82.1% in 2002.

      This improvement in our gross margin is mainly due to improvements in our productivity, which we estimate accounted for a 0.6 percentage point increase, as well as strong performance from our top 10 products and overall improvements in our product mix, which also accounted for a 0.6 percentage point increase. These gains were partially offset by reductions in revenues received due to Bristol-Myers Squibb's program to reduce inventory levels of Plavix(R) and Aprovel(R) at wholesalers in the United States, which had a negative impact of
0.4 percentage points. The full consolidation of Lorex Pharmaceuticals was offset by the loss of sales of bulk active ingredients to the joint venture, such that it had a neutral effect on our gross margin.

      Operating Profit

      Our operating profit was E2,614 million in 2002, representing a 24.1% increase compared to our operating profit in 2001 of E2,106 million. The weak U.S. dollar exchange rate against the euro had a negative impact on our operating profit, which would have increased by 30.1% over 2001 if exchange rates had remained constant.

      Operating profit in 2002 represented 35.1% of consolidated net sales, while in 2001 operating profit was 32.5% of consolidated net sales. This improvement in our operating margins was driven principally by the change in consolidation method of the Lorex Pharmaceuticals joint venture, as well as improvements in our overall product mix and productivity, which was partially offset by the negative effects of Bristol-Myers Squibb's program to reduce inventory levels of Plavix(R) and Aprovel(R) at wholesalers in the United States.

      The following table breaks down our operating profit for 2001 and 2002 among its principal components.

                                                                 Year ended December 31
                                                        2001                              2002
                                               ------------------------          -------------------------
                                               Amount        % of Sales          Amount         % of Sales
                                               ------        ----------          ------         ----------
                                                                   (E in millions)
Net sales                                       6,488           100.0%            7,448           100.0%
Cost of goods sold                             (1,253)          (19.3%)          (1,378)          (18.5%)
                                               ------           -----            ------           ------
Gross profit                                    5,235            80.7%            6,070            81.5%
Research and development expenses              (1,031)          (15.9%)          (1,218)          (16.4%)
Selling and general expenses                   (2,306)          (35.5%)          (2,428)          (32.6%)
Other operating income/(expense), net             208             3.2%              190             2.6%
                                               ------           -----            ------           ------
Operating profit                                2,106            32.5%            2,614            35.1%
                                               ======           =====            ======           ======


      Research and development expenses increased to E1,218 million in 2002, representing 16.4% of our total consolidated net sales, and an 18.1% increase over 2001. Using 2001 exchange rates, the increase in our research and development expenses would have been 20.4%. The increase in spending was principally due to clinical trials that are underway both for new indications for products that are already on the market, such as Plavix(R), Arixtra(R), Eloxatin(R) and Xatral(R), as well as for new products in development, such as rimonabant, dronedarone, tirapazamine, and the new sustained release formulation of Stilnox(R), zolpidem MR. Some of the increase is also attributable to development agreements signed in 2001 and 2002 with IDM and Cephalon, which are described in Item 4 "Information on the Company -- Research and Development" in our Annual Report on Form 20-F for the year ended December 31, 2002.

      Selling and general expenses were E2,428 million in 2002, a 5.3% increase from E2,306 million in 2001. Using 2001 exchange rates, our selling and general expenses would have increased by 8.0%. The relatively modest increase is the result of several factors:

      - the incurrence in the last quarter of 2001 of significant costs relating to putting in place in the United States the commercial teams necessary to permit us to take over fully the marketing of Stilnox(R) and to launch Arixtra(R);

      - an adjustment in our sales efforts in Latin America as a result of the economic and monetary crisis;

      -     increased sales in Europe; and

      - an overall improvement in the productivity of our medical visits in all geographic markets.

      These factors more than offset an increase in marketing expenses that we incurred in order to develop the principal products in our portfolio.

      Our "other operating income/(expense), net," declined by 8.6% from E208 million (or 3.2% of our net sales) in 2001 to E190 million (or 2.6% of our net sales) in 2002. As discussed above, this item reflects principally operating profits of our alliances to which we are entitled or to which our partners are entitled. The decrease was primarily due to two factors: the rapid growth of Plavix(R) and Aprovel(R) in Europe, which increased the amount paid to Bristol-Myers Squibb under our alliance arrangements; and a decrease in operating profit from Plavix(R) and Aprovel(R) in the United States due to Bristol-Myers Squibb's wholesaler inventory workdown program. These were both offset by the fact that we no longer had to pay Pharmacia its share of the profits from our Lorex Pharmaceuticals joint venture, which we repurchased in April 2002. The profits paid to Pharmacia equaled E14 million in 2001, and were recorded under "minority interests."

      Our operating profit improved in all of our markets. The following table breaks down our 2001 and 2002 operating profit by geographical market.

                                         Year Ended December 31,
                                 2001             2002          % change
                                 ----             ----          --------
                                            (E in millions)
Europe                           1,427            1,633           14.4%
United States                    1,311            1,781           35.9%
Other Countries                    456              522           14.5%
Unallocated costs(1)            (1,088)          (1,322)          21.5%
                                 -----            -----
Total operating profit           2,106            2,614           24.1%
                                 =====            =====           ====


----------
(1) Unallocated costs consists mainly of a portion of our research and development expenses and of our administrative expenses.

      Among our three geographical segments, operating profit grew most rapidly in the United States, which accounted for 45.2% of our operating profit excluding unallocated costs compared to 41.0% in 2001. The increase in the United States was due principally to the change in the consolidation method of our Lorex Pharmaceuticals joint venture as well as the other factors that resulted in our sales increase in the United States discussed above.

      Unallocated costs increased by 21.5% in 2002 over 2001 principally as a result of the increase in our research and development expenses.

      Amortization and Impairment of Intangibles

      Our amortization and impairment of intangibles increased from E68 million in 2001 to E129 million in 2002. This increase was principally due to amortization of the intangible assets relating to our October 2001 payment to Bristol-Myers Squibb in exchange for an increase in our participation in the promotional activities and profitability of the alliance relating to U.S. sales of Aprovel(R) and the amortization of the U.S. rights to Stilnox(R) in connection with our acquisition of the Lorex Pharmaceuticals joint venture in April 2002.

      Net Financial Income/(Expense)

      Net financial income/(expense) decreased from E102 million in 2001 to E85 million in 2002. This decrease was due primarily to three factors: a E46 million provision for treasury shares allocated to our stock option plans, which relates entirely to the difference, evaluated on a plan by plan basis, between the market value of our shares and the average price paid to acquire the shares on the market and our average share price (E57.10) in December 2002; a decrease in returns from investments following reductions in interest rates by an average of
1.1 percentage points, with average investments remaining constant over the past two years; and an increase in returns from exchange rate hedging transactions due to the decrease in the value of the U.S. dollar against the euro (E47 million in 2002 compared to E5 million in 2001).

      Exceptional Income

      Exceptional income decreased significantly from E281 million to E10 million in 2002. This significant decrease is principally due to the fact that in 2001, we sold our interest in Laboratoires de Biologie Vegetale Yves Rocher, which resulted in a gain of E158 million. In 2002, exceptional income represented mainly gains from sales of stock in the United States.

      Income Taxes

      Income taxes decreased by E96 million, from E842 million in 2001 to E746 million in 2002. Our effective tax rate was 28.9% in 2002, compared to 34.8% in 2001. The decrease was principally attributable to a decrease in the French tax rate and, in particular, the tax rate applied to royalty payments; the adjustment of prior tax returns resulting in the recovery of E53 million following a tax audit; and the impact of the integration of the Lorex Pharmaceuticals joint venture, a tax transparent company that we acquired in April 2002 (for which our income tax charge includes only the amount allocated to our company, even though we consolidated Lorex Pharmaceuticals fully in
2002).

      Our effective tax rate for the first half of 2002, which was affected by the last two elements mentioned above, was 25.8%. Our effective tax rate increased to 31.6% for the second half of 2002.

      Minority Interests

      Income attributable to minority interests was E87 million in 2002 and represents primarily Pharmacia's share of the profits of the Lorex Pharmaceuticals joint venture from January 1, 2002 through April 14, 2002. Because the Lorex Pharmaceuticals joint venture is tax transparent, "minority interests" does not include the corresponding taxes.

      Net Income

      As a result of the foregoing, our net income increased 11.0% from E1,585 million in 2001 to E1,759 million in 2002. Net income before exceptional items and goodwill amortization was E1,758 million, an increase of 27.8% compared to 2001. Using 2001 exchange rates, the increase would have been 31.2%.

LIQUIDITY AND CAPITAL RESOURCES

      Our operations generate significant positive cash flow. We fund our investments primarily with operating cash flow and pay regular dividends on our shares. Our current financial debt is limited, and we had a net cash position as of December 31, 2003, although this position will change if our proposed acquisition of Aventis is successful.

CASH FLOW

      For the year ended December 31, 2003, our activities generated E2,428 million of cash flow, an increase of 7.4% compared to E2,260 million recorded in 2002. The increase was smaller than the increase in our net income because the 2002 cash flow figure re-integrated the minority interest in the former Lorex joint venture, which was offset against the cash used for the acquisition in our cash flow statement. Our working capital requirements in 2003 increased by E163 million compared to 2002. This increase is generally in line with the growth of our activities and principally relates to an increase in accounts receivable. However, our working capital requirements increased more significantly in 2002 due to the payment of taxes that were recorded as payables in 2001. As a result, our cash flow from operations increased from E1,676 million in 2002 to E2,265 million in 2003.

      We used E350 million of cash in our investing activities during the year ended December 31, 2003, a E1,059 million decrease compared to E1,409 million in 2002. The difference is principally the inclusion in 2002 of our acquisition of the remaining 51% of the Lorex joint venture for E670 million and payments made to BMS with respect to the increase in our interest in Aprovel(R) in the United States. Our investments in tangible fixed assets (principally manufacturing facilities and, to a lesser extent, research sites) slightly decreased from E423 million in 2002 to E338 million in 2003. Proceeds from asset sales slightly increased from E22 million in 2002 to E27 million in 2003.

      In 2003, we used E1,598 million in connection with our financing activities, reflecting primarily the acquisition of our shares under a share buy back program (E1,003 million net of sales) and the payment of dividends on our shares (E582 million). Cash used in financing activities was E1,591 million in 2002, reflecting essentially the same items. Our borrowings were essentially unchanged in 2003.

FINANCIAL DEBT

      Our financial debt amounted to approximately E368 million at December 31, 2003, of which E315 million was short-term debt. Most of the long-term debt consisted of capital lease obligations. As of December 31, 2003, we had E8 million of long-term debt maturing in 2005 and E7 million of long-term debt maturing in 2006.

      As of December 31, 2003, our cash and cash equivalents were E3,378 million. As a result, our net cash position was E3,010 million as of that date.

      In connection with our proposed acquisition of Aventis, on January 25, 2004, we entered into a credit facility agreement that permits us to borrow up to E12,000 million. We may only borrow amounts under this credit facility if our offer for the Aventis securities is successful. If the offer is successful, we expect to borrow a substantial amount under this credit facility, which we will use mainly to finance the cash portion of the consideration we are offering to pay for the Aventis securities and to refinance certain debt of Aventis and its subsidiaries. The credit facility includes terms and conditions customary for agreements of this type, including the requirement that we maintain certain financial ratios and restrictions on our ability to engage in additional transactions or incur additional indebtedness. For additional information relating to our proposed acquisition of Aventis and the credit facility, please refer to our Registration Statement on Form F-4 (file no. 333-112314).

      We expect that our existing cash resources will be sufficient to finance our existing ongoing activities and investments. We do not anticipate any significant increase in our capital expenditures in 2004 compared with recent years, and we have no current plans that would result in a significant increase for the next several years. However, we expect that our overall liquidity position will change significantly if our proposed acquisition of Aventis is successful, due to the fact that we expect to incur substantial debt under our E12,000 million credit facility. For further information, please refer to our Registration Statement on Form F-4 (file no. 333-112314).

OFF-BALANCE SHEET ARRANGEMENTS

      In 2003, we had no off-balance sheet arrangements that have or, in our opinion, are reasonably likely to have a current or future effect on our financial condition. We do not consider our off-balance sheet arrangements as of December 31, 2003 to be significant.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

      We have various contractual obligations and other commercial commitments arising from our operations. These obligations and commitments are more fully described herein and under Item 4 of our Annual Report on Form 20-F for the year ended December 31, 2002. We do not consider our aggregate contractual obligations and other commercial commitments as of December 31, 2003 to be significant.

      The following table lists the aggregate maturities of our contractual obligations given as of December 31, 2003.

CONTRACTUAL OBLIGATIONS GIVEN                                      Payments due by Period
                                               Total     Under 1 Year    1-3 Years     3-5 Years   Over 5 Years
                                               -----     ------------    ---------     ---------   ------------
                                                                     (in millions of E)
Long-term debt, excluding capital lease           13            3            5            1            4
obligations

Capital lease obligations (including              62           10           14           10           28
interest)
Operating leases                                 441           91          110           76          164
Irrevocable purchase obligations (1)             150          138           11            1           --
Other long-term obligations                      226           88           73           25           40
                                                 ---          ---          ---          ---          ---
   Total                                         892          330          213          113          236
                                                 ===          ===          ===          ===          ===

-----
(1)  Including open purchase orders.

      As of December 31, 2003, we had given a total of E892 million in commercial commitments, E330 million of which is payable within one year, E213 million of which is payable between one to three years, E113 million of which is payable between three to five years and E236 million of which is payable in more than five years from such date. Otherwise, we have no outstanding commercial commitments. For additional information regarding our commercial commitments, see Note D.18 to our consolidated financial statements included as Exhibit 99.1 to our Current Report on Form 6-K dated March 22, 2004.

      In addition, we may have payments due to our current or former research and development partners under collaborative agreements. These agreements typically cover multiple products, and give us the option to participate in development on a product-by-product basis. When we exercise our option with respect to a product, we pay our collaborative partner a fee and receive intellectual property rights to the product in exchange. We also are generally required to fund some or all of the development costs for the products that we select, and to make payments to our partners when those products reach development milestones.

      Our principal agreements of this nature are:

      - our agreement under which we purchased Organon's rights to Arixtra(R) and certain other products, which is described above under "--Financial Presentation of Alliances," and under which we have agreed to support all of the research and development costs and pay Organon an aggregate of $74 million in minimum royalty payments;

      - three licensing agreements under which we have agreed to pay aggregate minimum royalties of E7 million;

      - a collaboration agreement with Cephalon for the development of angiogenesis inhibitors, in respect of which the payment for the first product could reach $32 million;

      - an agreement with Mitsubishi-Pharma Corp to develop neuroprotective agents for use in the treatment of neurogenerative disorders; and

      - an agreement with Immuno-Designed Molecules, or IDM, to develop cellular immunology therapies for cancer under which our payments could reach E32 million for each of up to 20 products, at our option, over 10 years, and under which we acquired E20 million in shares of IDM in 2002. As of December 31, 2003, we had only exercised our option for one product under this agreement. We have agreed to acquire up to an additional E10 million of shares of IDM if IDM elects to list its shares on a public market or conducts a private placement prior to July 31, 2004.

      Because of the uncertain nature of development work, it is impossible to predict if we will exercise an option for a product or if the relevant milestones will be achieved. For this reason, it is impossible to estimate the maximum aggregate amount that we will actually pay in the future under our outstanding collaborative agreements. Given the nature of our business, it is highly unlikely that we will exercise all options for all products or that all milestones will be reached.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

      Like all European listed companies, we will be required to apply International Financial Reporting Standards (IFRS) in the preparation of our consolidated financial statements for financial years from January 1, 2005 on. In 2003, we initiated a comprehensive IFRS conversion project for our consolidated financial statements. This project includes:

      -     workgroups assigned to perform detailed diagnostic work;

      -     a project committee responsible for managing the conversion project;
            and

      - a technical committee responsible for validating the accounting policies adopted.

      The review of our consolidated financial statements in connection with our listing on the New York Stock Exchange (and preparation of the U.S. GAAP reconciliation) enabled us to identify, anticipate and use accounting options available under existing French accounting standards to achieve convergence with IFRS. This led to our adoption of the following accounting treatments:

            - recognition of pension and similar obligations and other post-employment benefits (Notes B.20 and D.14.1 to the consolidated financial statements);

            - balance sheet recognition of finance leases (Note B.7 to the consolidated financial statements); and

            - recording foreign exchange gains and losses after income statement recognition of hedging operations (Note B.3 to the consolidated financial statements).

      In 2003, we also took steps to comply with a new French accounting rule regarding asset depreciation, amortization and impairment, and elected component-based accounting treatment, which requires a more detailed analysis of fixed assets. This new rule is consistent with IFRS. We expect to be able to present fully quantified disclosures of the impact of the transition to IFRS in 2005.

U.S. GAAP RECONCILIATION AND PRESENTATION DIFFERENCES

      We prepare our consolidated financial statements in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. As a result, our net income and shareholders' equity is different under U.S. GAAP and under French GAAP. For a detailed discussion of the differences between French GAAP and U.S. GAAP as they relate to our consolidated net income and shareholders' equity, see Note G to our audited consolidated financial statements included as
Exhibit 99.1 to our Current Report on Form 6-K dated March 22, 2004.

NET INCOME

      The following table sets forth our net income under French GAAP and U.S. GAAP for the periods indicated.

                                                                  YEAR ENDED DECEMBER 31,
                                                            2001             2002             2003
                                                            ----             ----             ----
                                                                     (in millions of E)
French GAAP net income                                     1,585            1,759            2,076
 Purchase accounting adjustments                            (445)            (311)            (269)
 Provisions and other liabilities                            (23)              --               --
 Stock-based compensation                                     (8)              (8)             (50)
 Revenue recognition - U.S. BMS alliance                    (136)             117               33
 Other                                                       (42)              31              (16)
 Income tax effects                                          167               52               91
                                                           -----            -----            -----
U.S. GAAP net income                                       1,098            1,640            1,865
                                                           =====            =====            =====


      - Purchase accounting. The principal purchase accounting adjustment, amounting to a charge of E364 million in 2001, E265 million in 2002 and E249 million in 2003, relates to the business combination of Sanofi and Synthelabo. Under French GAAP, the transaction was accounted for as a merger. As a result, no goodwill was recorded in connection with the merger, and existing assets and liabilities of Sanofi and Synthelabo were revalued to adjust them to their value to our company. Under U.S. GAAP, the business combination is accounted for as a purchase, with Sanofi deemed the acquirer of Synthelabo. As a result, the transaction resulted in the recognition of significant goodwill and intangible assets. The difference in net income in 2001 was principally the result of amortization of goodwill and identified intangible assets. Beginning in 2002, we no longer amortize goodwill, but instead test goodwill annually for impairment, in accordance with Statement of Financial Accounting Standards No. 142. As a result, in 2002 and 2003 this item reflected primarily the amortization of intangible assets.

            Our net income was also affected by the purchase accounting treatment under U.S. GAAP of Sanofi's acquisition of the human healthcare division of Eastman Kodak, Sterling Winthrop, in 1994. Under French GAAP, no goodwill or intangibles associated with the acquisition of Sterling Winthrop are reflected in our consolidated financial statements. Under U.S. GAAP, a portion of the purchase price was allocated to identified intangible assets, which are being amortized over periods ranging from 8 to 20 years. This difference amounted to E52 million in 2001, E46 million in 2002 and E20 million in 2003.

      - Provisions and other liabilities. In connection with the merger, under French GAAP we recorded certain provisions, principally in respect of anticipated restructuring costs. Under U.S. GAAP, which has more restrictive criteria, certain of these charges do not qualify for provisioning under U.S. restructuring rules and were charged to expense in 2001. This was the primary factor that led to a reduction of E23 million of net income in 2001.

      - Stock-based compensation. Under French GAAP, we do not recognize compensation expense related to stock-based compensation. Shares issued upon the exercise of stock options are reflected as an increase in share capital upon exercise of the stock option. Under U.S. GAAP, prior to 2003, if the exercise price of the stock options was less than the market price of the underlying shares on the grant date, we recognized compensation expense over the related vesting period. Beginning in 2003, we adopted the fair value recognition provisions of Statement of Accounting Standards No. 123, using the modified prospective method under Statement of Accounting Standards No. 148, and we now recognize compensation expense over the vesting period based on the fair value of the option on the grant date. This was the primary factor that led to a reduction of E50 million of net income in 2003.

PRESENTATION DIFFERENCES

      In addition to the foregoing, there are differences in presentation between our French GAAP and U.S. GAAP financial statements, which have no impact on our net income or shareholders' equity, but instead impact classification and display. The principal presentation differences are the following:

      - Under U.S. GAAP, our Lorex Pharmaceuticals joint venture was accounted for using the equity method until December 31, 2001. Under French GAAP, until December 31, 2001, we accounted for Lorex Pharmaceuticals using the proportionate consolidation method, which means that we presented our share of the assets, liabilities, equity, revenue and expense of the joint venture in each major caption of our balance sheet and statement of income.

      - Under French GAAP, the alliance entities majority-owned by BMS are presented in a manner similar to the equity method, with our share of the operating profit recorded under "other operating income/ (expense)" in our statement of income. Alliance entities that we majority-own are consolidated, with BMS' share of the operating profit recorded as a charge under "other operating income/(expense)" in our statement of income. Under U.S. GAAP, the alliance entities majority-owned by BMS are presented as equity method investees, with our share of the operating profits recorded as income from equity method investees in our statement of income. Alliance entities that we majority-own are fully consolidated, with BMS' share of the operating profit presented in minority interests in our statement of income.

      - Restructuring charges and certain other items are treated as exceptional income or expenses under French GAAP but are treated as operating income or expenses under U.S. GAAP. As a result, these items impact our operating income under U.S. GAAP, while they do not impact our operating income under French GAAP.

      - Under French GAAP, we record royalties received under licenses and specific government levies related to the pharmaceuticals sector paid in certain countries in "cost of goods sold." Under U.S. GAAP, license royalties are reflected as "revenues," and specific government levies related to the pharmaceuticals sector are reflected in "selling and general expense."

SHAREHOLDERS' EQUITY

      The following table sets forth our shareholders' equity under French GAAP and U.S. GAAP as of the dates indicated.

                                                                As of December 31,
                                                     2001              2002              2003
                                                    -------           -------           -------
                                                                 (in millions of E)
French GAAP shareholders' equity                      5,768             6,035             6,323
   Purchase accounting adjustments                    8,927             8,576             8,267
   Provisions and other liabilities                      35                --                --
   Stock-based compensation                              --                --                --
   Revenue recognition - U.S. BMS alliance             (160)              (35)               --
   Other                                               (456)             (695)             (635)
   Income tax effects                                (1,365)           (1,282)           (1,219)
                                                    -------           -------           -------
U.S. GAAP shareholders' equity                       12,749            12,599            12,736

      The principal factor affecting the determination of our shareholders' equity under U.S. GAAP was the purchase accounting treatment of the merger, which resulted in shareholders' equity under U.S. GAAP being E8,761 million more than the corresponding French GAAP figure in 2001, E8,465 million more in 2002 and E8,170 million more in 2003. These differences were partially offset by the impact of the income taxes, which decreased our U.S. GAAP shareholders' equity compared to the corresponding French GAAP figure by E1,365 million in 2001, E1,282 million in 2002 and E1,219 million in 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

      The U.S. Financial Accounting Standards Board, or FASB, issued the following recent accounting pronouncements in 2003, which are applicable to our company:

      - FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which requires consolidation of certain special purposes entities. We have identified a number of such potential variable interest entities, primarily in connection with our joint venture arrangements, and are currently determining whether or not consolidation is required;

      - Statement of Financial Accounting Standards, or SFAS, No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, we do not expect this statement to have a material impact on our results of operations; and

      - SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, we do not expect this statement to have a material impact on our results of operations.

      Additionally, since June 15, 2003, we have applied the FASB's Emerging Issues Task Force, or EITF, recommendation, EITF 00-21, Revenue Arrangements with Multiple Deliverables.

      For details regarding these recent accounting pronouncements and their expected impact on our future financial results, please see Note G.3.6 to our consolidated financial statements included as Exhibit 99.1 to our Current Report on Form 6-K dated March 22, 2004.

CRITICAL ACCOUNTING AND REPORTING POLICIES

      Our consolidated financial statements are affected by the accounting and reporting policies that we use. Certain of our accounting and reporting policies are critical to an understanding of our results of operations and financial condition, and in some cases the application of these critical policies can be significantly affected by the estimates, judgments and assumptions made by management during

LIQUIDITY

the preparation of our consolidated financial statements. The accounting and reporting policies that we have identified as fundamental to a full understanding of our results of operations and financial condition are the following:

      - TREATMENT OF ALLIANCES. Our policies with respect to alliances are discussed above under "Overview--Financial Presentation of Alliances" and "Overview--Sources of Revenues and Expenses." While our treatment of alliances does not require us to make significant estimates, an understanding of our income statement requires an understanding of the presentation of the results of our alliances, including the presentation of royalties paid and received in our cost of sales, and the presentation of our share of profits from our alliances under "Other operating income/(expense), net."

      - IMPAIRMENT TESTING. We test our intangible assets periodically for impairment. The most significant intangible assets that we test for impairment are those resulting from the U.S. GAAP treatment of business combinations, as discussed above under "--U.S. GAAP Reconciliation and Presentation Differences--Net Income." We test for impairment on the basis of the same objective criteria that are used for the initial valuation. Our initial valuation and ongoing tests are based on the relationship of the value of our projected future cash flows associated with the asset to either the purchase price of the asset (for its initial valuation) or the recorded value of the asset (for ongoing tests). The determination of the underlying assumptions related to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about our business and prospects, or changes in market conditions, could result in an impairment charge.

      - PENSION AND RETIREMENT BENEFITS. We recognize our pension and retirement benefit commitments as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds to meet these obligations. We prepare this estimate on an annual basis taking into account actuarial assumptions, including life expectancy, staff turnover, salary growth, long-term return on plan assets, retirement and discounting of amounts payable. Depending on the assumptions and estimates used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings.

      - DEFERRED TAXES. We account for deferred taxes using the liability method, whereby deferred income taxes are recognized on tax loss carry-forwards, and the difference between the tax and carrying amount of assets and liabilities. We calculate our deferred tax assets and liabilities using enacted tax rates applicable for the years during which we estimate that the temporary differences are expected to reverse. We record a provision when it is more likely than not that the realization of the deferred tax assets will not occur.

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